
December 30, 2020

Alex Gillette
General Counsel
Fortress Value Acquisition Corp. III
1345 Avenue of the Americas
46th Floor
New York, New York 10105

      Re: Fortress Value Acquisition Corp. III
          Amendment No. 1 to Form S-1
          Filed December 23, 2020
          File No. 333-250817

Dear Mr. Gillette :

      We have reviewed your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Amendment No. 1 to Form S-1

Risk Factors, page 32

1.   We note the exclusive forum provision in Exhibit 4.4, Section 9.3 (Form of Warrant Agreement). In a new risk factor, please describe the provision including any risks or other impacts on investors and whether it applies to claims under the Securities Act or Exchange Act . If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Consent, page EX-23

2.   Please amend your filing to include an updated consent from your auditor which includes

the correct date of the auditor's report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction